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Exhibit 12.1

Legacy Reserves LP
Computation of Ratios of Earnings to Fixed Charges
(in thousands, except ratios)

	Nine Months Ended September 30,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
Income (loss) before income taxes	$12,235	$69,733	$73,091	$11,346	$(92,277)	$154,551
Equity in (income) loss of equity method investee	(357)	(111)	(138)	(97)	(31)	(108)
Distributed income of equity method investee	631	—	—	—	—	—

Income (loss) from operations before income taxes	$12,509	$69,622	$72,953	$11,249	$(92,308)	$154,443

Fixed Charges
Interest expensed	$37,134	$21,140	$18,981	$16,415	$15,366	$11,442
Amortization of debt issuance costs	2,826	1,626	1,528	2,023	1,646	748
Estimated portion of rental expense attributable to interest	172	148	134	112	59	59

Total fixed charges	$40,132	$22,914	$20,643	$18,550	$17,071	$12,249

Earnings available for fixed charges	$52,642	$92,536	$93,596	$29,799	$(75,237)	$166,692

Ratio of earnings to fixed charges	1.31x	4.04x	4.53x	1.61x	(1)	13.61x

(1)
Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $92.308 million

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  Exhibit 12.1
Legacy Reserves LP Computation of Ratios of Earnings to Fixed Charges (in thousands, except ratios)